Exhibit (a)(5)

NEWS RELEASE

Pioneer Natural Resources Notifies Holders of 2.875% Convertible Senior Notes due 2038 of Put Option

Dallas, Texas—December 14, 2012—Pioneer Natural Resources Company (NYSE: PXD) (“Pioneer”) has notified holders of its 2.875% Convertible Senior Notes due 2038 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Pioneer to purchase, on January 15, 2013, all or a portion of the holders’ Notes (the “Put Option”) at a price equal to 100% of the principal amount of the Notes (the “Repurchase Price”). If all outstanding Notes are surrendered for purchase, the aggregate repurchase price will be $479.9 million. Pioneer will pay any accrued and unpaid interest on any Notes validly surrendered pursuant to the Put Option and not withdrawn to, but excluding, January 15, 2013 to record holders of the Notes on January 1, 2013.

The opportunity to exercise the Put Option will commence at 9:00 a.m., New York City time, on December 14, 2012 and will terminate at 5:00 p.m. New York City time, on January 14, 2013. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Option at any time before 5:00 p.m., New York City time, on January 14, 2013. None of Pioneer, its board of directors or its employees has made or is making any representation or recommendation to any holder of the Notes as to whether to exercise or refrain from exercising the Put Option.

As required by rules of the Securities and Exchange Commission, Pioneer will file a Tender Offer Statement on Schedule TO later today. In addition, Pioneer’s notice to holders (a copy of which will be attached as an exhibit to the Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is Wells Fargo Bank, National Association. The address of the paying agent is 6th & Marquette Avenue, Minneapolis, MN, 55479, and its telephone number is (800) 344-5128 and fax number is (612) 667-6282.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

Pioneer is a large independent oil and gas exploration and production company, headquartered in Dallas, Texas, with operations primarily in the United States. For more information, visit Pioneer’s website at www.pxd.com.

Pioneer Natural Resources Contacts

Investors:

Frank Hopkins, 972-969-4065

Eric Pregler, 972-969-5756

Media and Public Affairs:

Susan Spratlen, 972-969-4018

Suzanne Hicks, 972-969-4020